SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            HERSHEY FOODS CORPORATION
                           ---------------------------
             (Exact name of registrant as specified in its charter)


               DELAWARE                                    23-0691590
----------------------------------------                 --------------
(State of incorporation or organization)                 (IRS Employer
                                                         Identification
                                                         No.)
      100 Crystal A Drive
      Hershey Pennsylvania                                    17033
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(Address of principal executive offices)                   (Zip Code)

If this form relates to the                 If this form relates to the
registration of a class of                  registration of a class of
securities pursuant to                      securities pursuant to
Section 12(b) of the Exchange               Section 12(g) of the Exchange
Act and is effective pursuant               Act and is effective pursuant
to General Instruction A.(c),               to General Instruction A.(d),
please check the following                  please check the following
box.|X|                                     box.|_|

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered
-------------------                         ------------------------------

Rights to Purchase
Series A Participating
Preferred Stock                             New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the
Act: N/A

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Item 1.  Description of Registrant's Securities to be Registered.
         -------------------------------------------------------

         On December 14, 2000, the Board of Directors of Hershey Foods Corporation, a Delaware corporation (the "Company"), declared a dividend of one right (a "Right"), for each outstanding share of (i) common stock, par value $1.00 per share ("Common Stock") and (ii) Class B common stock, par value $1.00 per share ("Class B Common Stock" and together with the Common Stock, the "Common Shares") of the Company payable to stockholders of record at the close of business on December 26, 2000, or issued thereafter and prior to the Separation Time (as defined in the Rights Agreement referred to below) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights will be issued pursuant to a Stockholder Protection Rights Agreement, dated as of December 15, 2000 (the "Rights Agreement"), between the Company and Mellon Investor Services LLC, as Rights Agent.

         Pursuant to the terms of the Rights Agreement, each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-thousandth of a share of Series A Participating Preferred Stock, par value $1.00 per share ("Series A Participating Preferred Stock"), for $270 (the "Exercise Price"), subject to adjustment. Each one one-thousandth of a share of Series A Participating Preferred Stock would be convertible by holders of Class B Common Stock into one one-thousandth of a share of Series B Participating Preferred Stock, par value $1.00 per share ("Series B Participating Preferred Stock", and together with the Series A Participating Preferred Stock, the "Preferred Stock") on the basis of one one-thousandth of a share of Series B Participating Preferred Stock for every share of Class B Common Stock held.

         The Rights will be evidenced by the Common Share certificates until the earlier of (either, the "Separation Time") (i) the close of business on the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person (as defined below) and (ii) the time of the first event causing a Flip-in Date (as defined below) to occur; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided


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further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. A Flip-in Date means (A) the earlier of (i) the first date on which there shall be a public announcement by the Company (by any means) that a Person has become an Acquiring Person or (ii) the date on which any Acquiring Person becomes the Beneficial Owner (as defined in the Rights Agreement) of more than 35% of the voting power of all of the outstanding Common Shares or (B) such later date and time as the Board of Directors of the Company may fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred.

         An Acquiring Person is any Person having Beneficial Ownership of 15% or more of the outstanding shares of Common Stock, which term shall not include (i) Hershey Trust Company, a Pennsylvania corporation, as trustee for Milton Hershey School (together with any successor or other validly appointed trustee, the "Trustee") and Milton Hershey School as beneficiary under deed of trust dated as of November 15, 1909 between Milton S. Hershey and Catherine S. Hershey and the Hershey Trust Company, or any Affiliates or Associates of the Trustee or Milton Hershey School, (ii) any Person who shall become the Beneficial Owner of 15% or more of the outstanding shares of Common Stock as the result of purchasing Common Shares from the Trustee in its capacity as trustee or Milton Hershey School (the "Trust Shares") so long as at the time of such purchase (a "Trust Transaction"), and after giving effect to such Trust Transaction, such Person does not become the Beneficial Owner of more than 35% of the voting power of all of the outstanding Common Shares, until such time thereafter as such Person shall become the Beneficial Owner (other than (A) by means of a stock dividend or stock split or (B) as the result of a Trust Transaction after giving effect to which such Person does not Beneficially Own more than 35% of the voting power of all of the outstanding Common Shares) of any additional shares of Common Stock while such Person is, or as the result of which such Person becomes, the Beneficial Owner of 15% or more of the outstanding shares of Common Stock, (iii) any Person who is the Beneficial Owner of 15% or more of the outstanding shares of Common Stock on the date of the Rights Agreement, or any Person who shall become the Beneficial Owner of 15% or more of the outstanding Common Stock solely as a result of an acquisition by the Company of shares of Common Stock, until such time as such Person shall become the Beneficial Owner (other than (A) by means of a stock dividend or stock split


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or (B) as the result of a Trust Transaction after giving effect to which such
Person does not Beneficially Own more than 35% of the voting power of all of the outstanding Common Shares) of any additional shares of Common Stock while such Person is or as a result of which such Person becomes the Beneficial Owner of 15% or more of the outstanding shares of Common Stock, (iv) any Person who becomes the Beneficial Owner of 15% or more of the outstanding shares of Common Stock but who acquired Beneficial Ownership of shares of Common Stock without any plan or intention to seek or affect control of the Company, if such Person promptly divests, or promptly enters into an agreement with, and satisfactory to, the Company, in its sole discretion, to divest sufficient shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) so that such Person ceases to be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock or (v) any Person who Beneficially Owns shares of Common Stock consisting solely of one or more (A) shares of Common Stock Beneficially Owned pursuant to the grant or exercise of an option granted to such Person (an "Option Holder") by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date, (B) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) Beneficially Owned by such Option Holder or its Affiliates or Associates at the time of grant of such option and (C) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) acquired by Affiliates or Associates of such Option Holder after the time of such grant which, in the aggregate, amount to less than 1% of the outstanding shares of Common Stock. In addition, the Company, any Subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a Subsidiary of the Company (or any entity or trustee holding Common Shares for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company) will not be an Acquiring Person.

         The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Shares. Common Share certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each Common Share represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing Common Shares outstanding at the Record Time shall also evidence one Right for each Common Share evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be delivered to holders of record of Common Shares at the Separation Time.

         The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the date on which the Rights are redeemed as described below , (iii) the close of business on the tenth anniversary of the date of the Rights Agreement, unless extended by action of the Board of Directors of the Company and (iv) immediately prior to the effective time of a consolidation, merger or statutory share exchange that does not constitute a Flip-over Transaction or Event (as defined below) (in any such case, the "Expiration Time").

         The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Share dividend on, or a subdivision or a combination into a smaller number of shares of, Common Shares, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Shares.

         In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of one one-thousandths of a share of Series A Participating Preferred Stock equal to that number of shares of Common Stock having an aggregate Market Price (as defined in the Rights Agreement), on the date of the occurrence that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding voting power of the Common Shares, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Preferred Stock at an exchange ratio of one one-thousandth of a share of Preferred Stock, per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of one one-thousandths of a share of Preferred Stock equal to the Exchange Ratio.

         Whenever the Company shall become obligated, as described in the preceding paragraph, to issue shares of Preferred Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Common Stock or Class B Common Stock, as applicable, at a ratio of one share of Common Stock or Class B Common Stock, as applicable, for each one one-thousandth of a share of Preferred Stock so issuable.

         In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) the Company shall consolidate or merge or participate in a binding statutory share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or statutory share exchange, the Acquiring Person is the Beneficial Owner of 90% or more of the outstanding shares each of the Common Stock and, to the extent it then exists, the Class B Common Stock or controls the Board of Directors of the Company and either (A) any term of or arrangement concerning the treatment of shares of Common Stock or Class B Common Stock, as the case may be, in such merger, consolidation or statutory share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of the Common Stock or Class B Common Stock, as the case may be, or (B) the Person with whom such transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate thereof or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company will take such action as shall be necessary to ensure, and will not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of stock of the Flip-over Entity, with terms substantially identical to the Preferred Stock, having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

         The Board of Directors of the Company may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right) (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price for each Right so held.

         The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed prior to the Flip-in Date, before the consummation of such transaction.

         As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have Rights attached.

         The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibits B and C, respectively, the forms of Certificate of Designations and Terms of the Series A Participating Preferred Stock and Series B Participating Preferred Stock) is attached hereto as an exhibit and is hereby incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

Item 2.   Exhibits.
          --------

Exhibit No.        Description
-----------        -----------

    (1) Stockholder Protection Rights Agreement (together with Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and Forms of Certificates of Designations and Terms of (i) Series A Participating Preferred Stock, included in Exhibit B to the Rights Agreement and (ii) Series B Participating Preferred Stock, included in Exhibit C to the Rights Agreement).

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            HERSHEY FOODS CORPORATION


                                            By:  /s/ Robert M. Reese
                                                --------------------------------
                                            Name:  Robert M. Reese
                                            Title: Senior Vice President,
                                                   General Counsel & Secretary

Date:  December 15, 2000

                                  EXHIBIT INDEX


    Exhibit No.              Description
    -----------              -----------

        (1) Stockholder Protection Rights Agreement, dated as of December 15, 2000 (the "Rights Agreement"), between Hershey Foods Corporation and Mellon Investor Services LLC, as Rights Agent (together with Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and Forms of Certificates of Designations and Terms of (i) Series A Participating Preferred Stock, included in Exhibit B to the Rights Agreement and (ii) Series B Participating Preferred Stock, included in Exhibit C to the Rights Agreement).